REGULATION CF OFFERING

RIDE SMARTER.
BUILD BETTER.
GO FURTHER.

Rad Life is building a multi-brand electric bicycle platform by combining recognized consumer brands (Rad Power Bikes, QuietKat, and Serial 1 via exclusive reseller status), a multi-channel sales ecosystem (direct-to-consumer, company-owned retail stores, and a national dealer network), and U.S.-based assembly capabilities through its affiliated manufacturing partner.


RADPOWERBIKES.COM

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1.5M+	$149B	7	$14.9M
HISTORICAL CUSTOMER RECORDS ACQUIRED	GLOBAL MARKET	RETAIL STORES	ACQUISITION

MARKET EXPECTED BY 2033 • 7 RETAIL STORES • U.S.-BASED ASSEMBLY • RIDE SMARTER • BUILD BETTER • GO FURTHER

Forward-Looking Statements: This page contains forward-looking statements that reflect our current expectations and are not guarantees of future performance. Actual results may differ materially. See our Form C for important risk factors and additional information.

THE OPPORTUNITY

A FRAGMENTED MARKET READY TO CONSOLIDATE

The electric bicycle market is expanding rapidly, driven by growing consumer demand for sustainable, convenient, and cost-effective mobility solutions. Despite strong growth, the industry remains fragmented — creating a prime opportunity for consolidation.

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$149B

Global Market by Mid-2030s

According to industry projections, the global e-bike market is expected to reach approximately $149 billion by the mid-2030s, driven by accelerating consumer adoption across demographics and geographies.

DOUBLE-DIGIT CAGR

North American Growth Through 2033

The North American segment is projected to grow at a strong double-digit CAGR through 2033 in some industry forecasts, driven by urban mobility shifts and increasing consumer adoption.

FRAGMENTED

Industry Without a Dominant Leader

No single operator has yet achieved significant scale across multiple e-bike segments. Rad Life is positioned to fill that gap by bringing complementary brands together under one efficient platform.

OUR VISION

THE PROBLEM. THE SOLUTION.

The U.S. e-bike market is growing rapidly but still faces structural inefficiencies. Rad Life was built from the ground up to address them.

THE PROBLEM

A FRAGMENTED MARKET STRUCTURE

The U.S. e-bike market is growing rapidly but remains fragmented. Many participants face high supply-chain costs, tariff exposure, long lead times, inventory risk, and limited domestic quality control. Even well-known brands have confronted legacy overhead and uneven customer experiences. As a result, consumers and investors have had limited access to a scalable, multi-brand platform with integrated U.S. assembly.

THE SOLUTION

A STREAMLINED MULTI-BRAND PLATFORM

Rad Life addresses these structural challenges by operating as the sales, marketing, retail, and brand-stewardship arm of a multi-brand portfolio while leveraging affiliated LEV Manufacturing for U.S.-based final assembly, centralized purchasing, and planned Foreign-Trade Zone efficiencies. The portfolio spans practical utility and cargo (Rad Power Bikes), premium urban and lifestyle (Serial 1 - Harley-Davidson heritage, available through the platform as exclusive reseller), and off-road/adventure (QuietKat).

The Company believes this combination is designed to improve cost structure, quality consistency, inventory control, and customer experience relative to pure-import or single-brand models. These expectations are forward-looking and subject to execution, integration, and market risks.


We Build Better Bikes.
RAD POWER BIKES

MARKET OPPORTUNITY

A SIGNIFICANT GROWTH OPPORTUNITY

The electric bicycle market presents a compelling growth opportunity, with industry forecasts projecting a global market that could reach approximately $149 billion by the mid-2030s. By combining strong brand assets, a multi-channel sales network, and operational efficiencies, Rad Life is well-positioned to capture meaningful market share.


RAD POWER MOBILITY
GLOBAL MARKET OPPORTUNITY
GLOBAL MARKET
$149 BILLION
(by mid-2030s)
NORTH AMERICAN SEGMENT SURGING
DOUBLE DIGIT CAGR
CAGR

$149 BILLION

DOUBLE-DIGIT CAGR

NO DOMINANT LEADER

FIRST-MOVER ADVANTAGE

According to industry projections, the global e-bike market is expected to reach approximately $149 billion by the mid-2030s, driven by accelerating consumer adoption across demographics and geographies.

The North American segment is projected to grow at a strong double-digit CAGR through 2033 in some industry forecasts, driven by urban mobility shifts and increasing consumer adoption.

No single operator has yet achieved significant scale across multiple e-bike segments. Rad Life is positioned to fill that gap by bringing complementary brands together under one efficient platform.

By combining brand assets, multi-channel sales, and operational efficiency, Rad Life is positioned to establish a leading market position before competitors consolidate.

WHY INVEST

REASONS TO INVEST NOW


REASONS TO INVEST NOW
PROVEN BRAND PORTFOLIO
STREAMLINED, PROFITABLE OPERATIONS
HIGH-GROWTH MARKET POTENTIAL

01

PROVEN BRAND PORTFOLIO

02

STREAMLINED OPERATIONS

03

HIGH-GROWTH MARKET POTENTIAL

of North America's most recognized e-bike brands (Rad Power Bikes) through a court-approved Section 363 sale, completed the acquisition of the QuietKat assets, and serves as the exclusive reseller of the Serial 1 premium brand (Harley-Davidson heritage, acquired by the manufacturing affiliate in 2023 and assigned to Rad Life). Investors gain exposure to established brands with existing customer bases, historical data, and dealer networks at a fraction of prior peak valuations.

under a single sales platform and implementing U.S.-based assembly through its manufacturing affiliate (with planned FTZ activation at the new Tennessee facility), Rad Life aims to reduce legacy overhead, optimize supply chains, and improve unit economics. These improvements are anticipated and depend on successful facility ramp and integration.

The e-bike market continues to expand, with the North American segment projected in some industry forecasts to grow at a strong double-digit CAGR through 2033 and global projections reaching approximately $149 billion by the mid-2030s in certain reports. The Company believes its multi-brand, multi-channel, domestic-assembly platform is well-positioned to capture share as the industry consolidates.

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BUSINESS OVERVIEW

NEXT-GENERATION ELECTRIC MOBILITY

Rad Life Mobility is the customer-facing sales, marketing, retail, e-commerce, and distribution platform for a multi-brand electric-mobility portfolio under the Life Electric Vehicles Group.

The platform was built through three deliberate steps:

1. A court-approved Section 363 acquisition of the core assets of Rad Power Bikes (brand, intellectual property, inventory, digital infrastructure, retail operations, and approximately 1.5 million unique U.S. Shopify customer accounts plus approximately 250,000 unique Canadian Shopify customer accounts, many with 20+ transaction records);
2. The subsequent acquisition of the QuietKat off-road brand assets; and
3. Exclusive reseller rights to the Serial 1 premium brand (originally developed by Harley-Davidson and acquired by our manufacturing affiliate in 2023).


RAD POWER BIKES

Manufacturing and assembly support is provided by affiliated LEV Manufacturing, Inc., which operates U.S. facilities and is developing a 100,000+ square-foot multi-line assembly, logistics, and fulfillment center in Tennessee with planned Foreign-Trade Zone (FTZ) activation.

The Company believes this combination of brand assets (and exclusive reseller rights for Serial 1) and multi-channel go-to-market paired with affiliated domestic assembly and planned FTZ efficiencies, creates a differentiated platform relative to pure direct-to-consumer importers or single-brand operators. In a market still working through inventory overhang, safety perception, and import-cost pressure, the structure is designed to improve quality control, cost discipline, product availability, profitability, and long-term scalability.

CORE PLATFORM ASSETS

- The acquisition of Rad Power Bikes' core assets, including brand, IP, inventory, digital infrastructure, and ~1.5 million unique U.S. Shopify customer accounts plus approximately 250,000 unique Canadian Shopify customer accounts (many with 20+ transaction records)
- 7 company-owned retail stores in key U.S. markets that enable test rides, in-person sales, and service
- More than a decade of historical customer and operating data from a former category leader, supporting more efficient marketing, product decisions, and inventory planning
- U.S.-based assembly capability through affiliated LEV Manufacturing, including a planned Tennessee multi-line facility with Foreign-Trade Zone activation designed for duty deferral, improved cash flow, and better cost control
- Experienced leadership team with deep backgrounds in e-bike manufacturing, large-scale retail operations, and distribution

MASS MARKET

RAD POWER BIKES

North America's most recognized e-bike brand — now operating with streamlined, U.S.-based production and improved margins.

PREMIUM

SERIAL 1

Premium e-bikes originally developed by Harley-Davidson and available through the Rad Life platform as exclusive reseller, targeting higher-ASP urban and lifestyle riders.

OFF-ROAD

QUIETKAT

Off-road and hunting e-bikes, expanding Rad Life into rugged outdoor segments with passionate communities.



TRACTION NOW
ACQUIRED RAD POWER BIKES ASSETS
7 RETAIL STORES NATIONWIDE
1.5M+ CUSTOMERS
MULTI-BRAND EXPANSION
OPERATIONAL OPTIMIZATION
STRONG EARLY SALES TRACTION

TRACTION & MILESTONES

SIGNIFICANT PROGRESS. SINCE DAY ONE.

Rad Life has made significant progress in building a scalable, multi-brand e-bike platform since its formation.

FEB 2026

ACQUISITION OF RAD POWER BIKES ASSETS

Completed the Rad asset acquisition (a bankruptcy court-approved Section 363 free-and-clear sale of the core assets) for approximately $14.9 million, including brand, IP, inventory, retail footprint, and digital infrastructure. Rad Life assumed certain limited warranty and gift card obligations.

FEB 2026

ESTABLISHED RETAIL PRESENCE

Owns seven retail stores across Seattle, California, and additional key U.S. markets, providing direct customer engagement and service capabilities.

ONGOING

DIGITAL INFRASTRUCTURE

Acquired approximately 1.5 million unique U.S. Shopify customer accounts (many with 20+ transaction records), and detailed insights into consumer behavior and product performance as part of the Rad Power Bikes asset acquisition.

APR–JUN 2026

MULTI-BRAND EXPANSION

Began serving as the exclusive reseller of the Serial 1 premium brand (acquired by the manufacturing affiliate in 2023) and completed the acquisition of QuietKat assets, expanding coverage across utility, premium, and off-road segments.

ONGOING

OPERATIONAL OPTIMIZATION

Implemented a streamlined organizational structure and is transitioning toward U.S.-based assembly and supply-chain efficiencies designed to improve margins and support scalable growth. The Tennessee multi-line facility and planned FTZ activation remain in progress.

MAR 2026

EARLY SALES TRACTION

Generated initial sales traction in March 2026 (first full month of operations).

STRONG EARLY TRACTION. THE WINDOW TO INVEST IS NOW.

Join the movement before the next milestone.

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BUSINESS MODEL

DIVERSIFIED. SCALABLE.

Rad Life operates a diversified and scalable business model designed to capture revenue across multiple channels while optimizing operational efficiency.



Direct-to-Consumer (DTC) E-Commerce

Primary sales channel leveraging a robust Shopify platform and digital marketing to reach customers nationwide with end-to-end purchase control.

Retail Stores

Seven company-operated stores allow customers to test, purchase, and service e-bikes in person, building brand loyalty and recurring revenue.

Dealer & Service Network

Expanding partnerships with third-party dealers and service providers increase market reach and after-sales support across all segments.

Multi-Brand Strategy

Operating across mass-market, premium, and off-road segments captures diverse customer demographics and maximizes revenue potential.

Recurring Revenue Streams

Accessories, upgrades, and service packages provide ongoing revenue beyond initial bike sales, increasing customer lifetime value.

LEADERSHIP TEAM

LED BY INDUSTRY VETERANS

Experienced entrepreneurs and operators with decades of combined experience in e-bike manufacturing, finance, and operations.



JIM BROWN

PRESIDENT & CEO

37+ years in automotive retail and mobility; President of 60+ dealerships across seven states; helped transition Automotive Group's $4.4B sale in 2022; a specialist in retail scaling and turnarounds.



ROBERT PROVOST

EXECUTIVE CHAIRMAN AND DIRECTOR

25+ years heading development, manufacturing, and distribution of technology companies with over 14 years in e-bike manufacturing. Founded and led four successful startups,



IVAN DRUSC

CHIEF FINANCIAL OFFICER

Finance and accounting leader from startups to global public companies; focused on efficiency and risk management.



DAN DEL AGUILA

COO & CONTROLLER

30+ years in manufacturing and e-mobility; co-founded Prodeco Technologies and Life EV; leads operations and financial controls.

nation's largest USA Foreign Trade Zone Electric Bicycle production facility.



HELEN CHO

GENERAL COUNSEL

20 years in legal and corporate advisory; senior counsel at Rad Power Bikes and Dollar General; leads governance and compliance.



DIOR BIANCOFIORI

SVP, RETAIL

20+ years in multi-unit retail; led retail and operations at Rad Power Bikes; prior roles at Sephora, Eddie Bauer and Fossil.



SCOTT ADAMS

SVP, GLOBAL RESELLERS

16+ years in sales leadership and channel growth; built partner channels and multi-region go-to-market execution.



JACQUELINE KOUMA

VP, MARKETING

15+ years in marketing and digital commerce; led marketing and go-to-market for Sony and high-growth D2C brands; MBA, San Diego State.

— BACK THIS TEAM — INVEST NOW

READY TO INVEST IN THE FUTURE OF MOBILITY?

Join investors backing the next generation of electric transportation.

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BONUS INCENTIVES & PERKS

INVEST EARLY. EARN MORE.

Early investors and members of the Rad Life community can earn bonus shares and investor perks on top of their investment.

1 TIME-BASED BONUS SHARES

APPLIED AT THE TIME OF INVESTMENT COMMITMENT

TIER 1
20%
Bonus Shares
Investors who complete their investment on or prior to August 31, 2026 may receive 20% bonus shares.

TIER 2
10%
Bonus Shares
Investors who complete their investment after August 31, 2026 and on or prior to September 15, 2026 may receive 10% bonus shares.

TIER 3
5%
Bonus Shares
Investors who complete their investment after September 15, 2026 and on or prior to September 30, 2026 may receive 5% bonus shares.

Only one time-based bonus will apply to each investment.

2 ELIGIBILITY BONUS SHARES

APPLIED AFTER THE OFFERING CLOSES

30%

Rad Power Bikes Owners & Life Electric Vehicles Holdings Shareholders

Existing registered owners of Rad Power Bikes and existing shareholders of Life Electric Vehicles Holdings, Inc. (holding a minimum of 2,500 shares) may be eligible to receive 30% additional shares, subject to the terms and conditions of this Offering.

The Eligibility Bonus is in addition to any applicable Time-Based Bonus. An investor who qualifies for both programs may receive both the applicable Time-Based Bonus and the 30% Eligibility Bonus. However, the 30% Eligibility Bonus is limited to one award per investor and is not increased if an investor qualifies as both an existing registered Rad Power Bikes owner and an existing shareholder of Life Electric Vehicles Holdings, Inc.

Eligibility will be verified by the Company and the intermediary based on records available at the time of investment or closing. Bonus shares will consist of shares of Common Stock having the same rights, preferences, and restrictions (including the irrevocable voting proxy granted to the Chairman) as the shares purchased for cash. The issuance of bonus shares will result in additional dilution to investors who do not receive bonus shares.

3 NON-SECURITIES INVESTOR BENEFITS

ISSUED AFTER CLOSING

A single investment is required to qualify. Investors using a self-directed IRA may not receive non-bonus-share benefits.

TIER 1
$2,500 – $4,999 INVESTMENT
$100
Gift Card

TIER 2
$5,000 – $9,999 INVESTMENT
$300
Gift Card

TIER 3
$10,000 – $24,999 INVESTMENT
$1,000
Gift Card

TIER 4
EVERY $25,000 INVESTED
$3,000
Gift Card

In addition to the foregoing, for every $25,000 of shares of Common Stock (25,000 shares) purchased by an investor in this Offering, such investor shall receive a $3,000 gift card. For example, if an investor purchases $100,000 of shares of Common Stock (100,000 shares) in this Offering, such investor will be entitled to receive four $3,000 gift cards for an aggregate of $12,000 worth of gift cards.

Fractional bonus shares will be rounded up. The Company reserves the right to modify or terminate the bonus share and benefit programs, subject to the material-change reconfirmation requirements of Regulation Crowdfunding.

OFFERING TERMS

INVESTMENT TERMS

Rad Life is raising equity capital under Regulation Crowdfunding. Review the key offering terms below.

OFFERING MINIMUM
$10,000
10,000 shares of Common Stock

OFFERING MAXIMUM
$5,000,000
5,000,000 shares of Common Stock

SECURITY TYPE
COMMON STOCK
Par value $0.001 per share

PRICE PER SHARE
$1.00
Per share of Common Stock

MINIMUM INVESTMENT
$1,000
Minimum per investor

OFFERING DEADLINE
OCT 31, 2026
Company must reach $10,000 minimum

$205,543,933

Pre-money valuation at which this Regulation Crowdfunding round is being raised. This valuation was determined solely by the Company's management and no independent appraisal or fairness opinion was obtained.

SEC FILINGS

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RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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RAD POWER BIKES